WHITE OAK MERCHANT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017

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EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
 White Oak Merchant Partners, LLC

We have audited the accompanying statement of financial condition of White Oak Merchant Partners, LLC (the "Company") as of June 30, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of June 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, California
September 12, 2017

WHITE OAK MERCHANT PARTNERS, LLC
Statement of Financial Condition
June 30, 2017

Assets

Cash	$	2,874,434
Prepaid Expenses		3,933
Other Receivables		1,655
Total assets	$	2,880,022

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	105,836
Member's equity		2,774,186
Total liabilities and member's equity	$	2,880,022

See Accompanying Notes to Statement of Financial Condition

1. ## Business and Summary of Significant Accounting Policies

Business

White Oak Merchant Partners, LLC (the "Company") is a California Limited Liability Company formed on December 5, 2005. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, member's liability is limited to the amount reflected in their capital accounts.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue

Private placement transaction and service fee revenue includes fees from debt offerings and debt advisory in which the Company acts as a placement agent or advisor, respectively. Private placement transaction fee revenue is recorded upon completion of the transactions per the term of the agreements. Private placement service fee revenue is recorded when services are provided per the terms of the agreements.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as

Business and Summary of Significant Accounting Policies

(continued)

interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with US Generally Accepted Accounting Principles requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2017, the Company had net capital of $2,769,598 which was $2,762,609 in excess of its required net capital of $6,989. The Company's aggregate indebtedness to net capital ratio was .0379 to 1. The Company claims an exemption from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

4.   Related Party Transactions

The Company had entered into an expense sharing agreement with an affiliate, White Oak Global Advisors, LLC ("WOGA"). Effective August 2015, the Company had verbally revised the previously entered into expense sharing agreement with an affiliate, White Oak Global Advisors, LLC ("WOGA"). Both WOGA and Company are wholly owned by White Oak Financial, LLC. Under the terms of this Agreement, WOGA has agreed to pay all ordinary operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, and telephone fees. The revised expense sharing agreement was formally memorialized on December 1, 2015.

During the year ended June 30, 2017, the Company incurred expenses in the amount of $23,849 which were paid by a related party, White Oak Global Advisors. At June 30, 2017 $18,980 was payable to the related party which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

During the year ended June 30, 2017, the Company made capital distributions to its parent company in the amount of $1,636,665.

From time to time, White Oak Merchant Partners' affiliated entities participate in deals for which the Company acts as a broker-dealer. In such instances, the Company does not earn fees for the participation of affiliated entities.

The Company provides advisory and placement agent services to clients for private debt offerings where funds and separately managed accounts advised by WOGA may act as lenders to the Company's clients. During the year ended June 30, 2017, the Company did not earn service fees from advisory services to clients advised by WOGA.

5.   Contingency

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

On May 16, 2016, Intrepid Investments, LLC ("Intrepid") instituted an action in the Court of Chancery of the State of Delaware captioned Intrepid Investments, LLC - V. - London Bay Capital, LLC, London Bay Fund I, LLC, London Bay -TSS Acquisition Company, LLC, London Bay - TSS Holding Company, LLC, Olayan America Corporation, Crel Investments Limited, CREL/Oak, LLC, KHL Limited Lone Star SPV I, LLC, LS Holdings

Group, LLC, LBCDLF, LLC, Selling Source Investment Company, LLC, Derek Craig Lafavor Living Trust, DLF Services, Inc., White Oak Global Advisors, LLC, White Oak Merchant Partners, LLC, White Oak Strategic Master Fund, L.P., Full Circle Capital Corporation, Sam Humphreys, Alton Irby, Douglas Tulley, Michael Levin, David Kostman, Glenn Mckay, Derek Lafavor, and Michael Brant, Civil Action No. 12077-VCS. The suit alleges that the non-White Oak Defendants, as majority owners of Selling Source, LLC, engaged in a set of transactions that harmed minority owner Intrepid. Intrepid alleges that White Oak Global Advisors, White Oak Merchant Partners, and White Oak Strategic Master Fund, as lenders to certain of the majority owners, knowingly participated in some of these transactions and are therefore liable. White Oak does not believe that White Oak Merchant Partners or White Oak Strategic Master Fund were at all involved in the loans at issue. Delaware counsel has been identified, and all White Oak parties intend to file a motion to dismiss some or all of the claims. In March 2017, Selling Source's local counsel provided a status report to the Delaware Chancery Court indicating that the parties wished for this litigation to remain on hold while the parties worked towards a potential global settlement of claims. This case remains on hold. At this early stage in the litigation, it is uncertain whether the Court will dismiss all claims against all White Oak defendants or, if they are dismissed, whether Intrepid will have the opportunity to amend its pleadings to overcome any deficiencies.

White Oak Global Advisors, LLC is fully insured for such litigation, and, in any event, even a negative outcome in this litigation would not have an adverse, material impact on the financial condition of White Oak Merchant Partners, LLC.

6. Subsequent Events

In July 2017, the Company made capital distributions to its parent company in the amount of $2,365,000.

In July 2017, the Company made a payment to White Oak Global Advisors in the amount of $18,605.